Exhibit 99.2

INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the “Agreement”) is made May 1, 2026 (the “Effective Date”).

BETWEEN:

NAQI LOGIX INC.

(the “Company”)

- and -

ALY SIDI

(the “Contractor”)

(collectively referred to as the “Parties”)

WHEREAS the Company wishes to retain the Contractor as an independent contractor to provide certain services to the Company, on the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

1.	Term of agreement

(a)	The term of this Agreement shall be for the period commencing on the Effective Date and continuing until September 30, 2026, unless terminated earlier in accordance with the provisions contained herein. Reference to “Term” in this Agreement shall include any mutually agreed period of renewal or extension. This Agreement may renew or extend on mutual written consent by the “Parties” here to.

(b)	This Agreement may be terminated at any time and for any reason or for convenience during this period by:

(i)	the Contractor providing the Company with 30 days prior written notice; or

(ii)	the Company providing the Contractor with 30 days prior written notice (the “Company Notice Period”).

(c)	Notwithstanding Section 1(b)(ii), the Company may terminate this Agreement at any time without prior notice, for fraud, dishonesty, wilful neglect, misconduct, or any material breach of the terms hereof by the Contractor, subject only to the Company fully complying with any applicable minimum requirements under Applicable Legislation.

(d)	Subject only to the Company fully complying with any applicable minimum requirements under Applicable Legislation, upon termination of this Agreement for any reason whatsoever:

(i)	the Contractor shall have no further claims against the Company for damages of any nature whatsoever under common law or contract; and

Naqi – Independent Contractor Agreement

(ii)	the Company shall only be responsible for the payment of;

A.	any reasonable expenditures properly incurred by the Contractor and approved in writing by the Company under this Agreement up to the effective date of termination; and

B.	for payment of any Fees accrued under this Agreement up to the effective date of termination or payment in lieu of Fees; and

(iii)	the Contractor shall be under a duty to mitigate all damages that the Contractor may claim or assert an entitlement to in respect of the termination of this Agreement.

(e)	Sections 5, 7 and 8 shall survive the termination or expiration of this Agreement and shall remain binding upon the Contractor.

2.	SERVICES TO BE PROVIDED

(a)	The Company hereby retains the Contractor to perform those services identified in Schedule A of this Agreement and such other tasks as shall be assigned to the Contractor by the Company or a Sub-Contractor to the Contractor subject to approval by the Company at any time and from time to time (collectively, the “Services”).

(b)	However, the Contractor shall not have the authority or discretion to enter into any agreement, contract or understanding that legally binds the Company or otherwise assume, create or incur any obligations or liabilities on behalf of the Company, except as expressly provided for in this Agreement, without first obtaining the prior written consent of the Company.

(c)	The Contractor shall provide Aly Sidi (the “Designee”) to render the Services and the Designee shall render the Services at such places as may be reasonably necessary in order to discharge the Services. The Parties agree that during the term the Designee will remain solely the employee of the Contractor and shall not be an employee of the Company. For purposes of this Agreement, all references to the “Contractor” shall also include and bind the Designee.

3.	fees

a)	In consideration of the Services provided, the Company shall pay to the Contractor a fee of $10,000 USD per month (the “Fee”) where such payments will be made within 30 days following receipt by the Company of an invoice prepared by the Contractor detailing the extent of Services provided. The Contractor agrees to clearly reference the applicable GST registration number on all such invoices provided to the Company.

4.	hours of work

The Contractor agrees to provide approximately 60 hours of services per month and to be reasonably available to provide Services to the Company as may be required. The Contractor acknowledges that there may be special circumstances which will require Services to be provided outside standard working hours for which no additional compensation will be provided.

Naqi – Independent Contractor Agreement

5.	INDEPENDENT CONTRACTOR

a)	The Contractor is and shall remain at all times an independent contractor and is not and shall not represent or imply to any other person that the Contractor is an agent, joint venturer, partner, officer, director or employee of the Company. Nothing contained in this Agreement is intended to create nor shall be construed as creating an employment relationship between the Contractor (or the Designee) and the Company. The Contractor has sole responsibility, as an independent contractor, to comply with all laws, rules and regulations relating to the provision of Services in its jurisdiction, including without limitation, requirements under the Income Tax Act (Canada), the Employment Insurance Act (Canada), and the Canada Pension Plan Act. The Contractor shall be responsible for deducting any and all applicable federal and provincial taxes, deductions, premiums, and amounts eligible with respect to those Fees paid by the Company. The Contractor further agrees to indemnify and hold the Company, its directors, officers, agents and employees harmless from and against any and all liabilities, claims, demands, suits, losses, fines, surcharges, damages, costs and expenses in respect of any failure on the part of the Company to (i) withhold any taxes, premiums, payments, benefit overpayments, levies or other amounts from all or any part of the Fees or other amounts paid to the Contractor during the term of this Agreement; or (ii) comply with requirements to make payments under Applicable Legislation.

b)	The Company agrees to indemnify the Contractor from and against any and all claims, actions, demands, liabilities, costs and expenses whatsoever, including, without limitation, reasonable legal fees and disbursements that the Contractor may incur or suffer resulting or arising from the Contractor’s provision of the Services to the Company, except to the extent caused by the Contractor’s negligence or willful misconduct.

6.	CONFLICT OF INTEREST

The Contractor agrees that, during the term of this Agreement, the Contractor will not, without the prior written consent of the Company, engage in, accept employment from, perform services for, or become affiliated with or connected with, either directly or indirectly, any person, firm, corporation, partnership or other business entity which is doing business with the Company relative to any project worked on by the Contractor under this Agreement, and further agrees that the Contractor will avoid all circumstances and actions which would place the Contractor in a position of divided loyalty with respect to the Contractor’s obligations in connection with this Agreement.

7.	INTELLECTUAL CAPITAL PROTECTION AGREEMENT

Upon execution and delivery of this Agreement, the Contractor shall execute and deliver the Intellectual Capital Protection Agreement (“ICPA”), attached in Schedule B of this Agreement. Any breach by Contractor of the ICPA will also constitute a material breach of this agreement, and vice versa. The Contractor may declare pre-existing Intellectual Property Rights they may hold or be party to by enumerating such in Schedule C of this agreement.

8.	HEALTH AND SAFETY, DAMAGE TO PROPERTY

The Contractor shall comply with applicable health and safety laws and hereby agrees to indemnify and hold harmless the Company, its directors, officers, agents and employees from and against any and all claims, demands, suits, losses, fines, surcharges, damages, costs and expenses arising out of the Contractor’s gross negligence in complying with such laws. The Contractor further agrees to indemnify and hold the Company, its directors, officers, agents and employees harmless from and against any and all liabilities, claims, demands, suits, losses, fines, surcharges, damages, costs and expenses relating to the injury or death of any person, damage to or destruction of any property, which is directly or indirectly caused by any gross negligence on the part of the Contractor or any employees of the Contractor engaged in providing Services to the Company. In any event, the amount of any indemnity shall not be greater than the contractor’s net revenue from the six (6) month engagement.

Naqi – Independent Contractor Agreement

9.	SEVERABILITY

In the event that any covenant, provision or restriction contained in this Agreement is found to be void or unenforceable (in whole or in part) by a court of competent jurisdiction, it shall not affect or impair the validity of any other covenant, provisions or restrictions contained herein, nor shall it affect the validity or enforceability of such covenants, provisions or restrictions in any other jurisdiction or in regard to other circumstances. Any covenants, provisions or restrictions found to be void or unenforceable are declared to be separate and distinct, and the remaining covenants, provisions and restrictions shall remain in full force and effect.

10.	CHANGES TO AGREEMENT

Any modifications or amendments to this Agreement must be in writing and signed by both Parties or else they shall have no force and effect. The Parties specifically acknowledge that the Company’s continued retention of the Contractor shall be sufficient and ample consideration supporting any future modifications or amendments to this Agreement.

11.	ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns, including without limitation, the Contractor’s heirs, executors, administrators and personal representatives.

12.	ASSIGNMENT

The Contractor may not, without the Company’s prior written consent, assign any of the Contractor’s rights or delegate any of the Contractor’s duties or responsibilities under this Agreement to any person other than the Designee. The Company may, without the consent of the Contractor, assign its rights, duties and obligations under this Agreement to an affiliate or to a purchaser of all, or substantially all of the assets of the Company.

13.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties and supersedes and replaces any and all other representations, understandings, negotiations and previous agreements, written or oral, express or implied.

14.	LEGAL ADVICe

The Contractor acknowledges that the Contractor has read and understands the terms and conditions contained in this Agreement, and that the Company has provided a reasonable opportunity for the Contractor to seek independent legal advice prior to executing this Agreement.

Naqi – Independent Contractor Agreement

15.	CURRENCY

All dollar amounts set forth or referred to in this Agreement refer to American currency.

16.	NOTICES

16.1	Notice to Contractor

All notices or other communications will be considered given when, in the case of personal delivery or delivery by courier to the Contractor, when delivered, or when sent via email to the last known email address of Aly Sidi or the Contractor.

16.2	Notice to Company

All notices or other communications will be considered given when, in the case of personal delivery or delivery by courier to the Company, when delivered, or when sent via email, to the email address of the Chief Executive Officer of the Company.

17.	GOVERNING LAW

This Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. All disputes, controversies, and disagreements that may arise under or in connection with: (i) this Agreement, (ii) a breach of this Agreement, (iii) the activities contemplated herein, (iv) the interpretation, validity or enforceability of this Agreement, (v) the relationship of the parties under this Agreement, or (vi) the conduct of the parties in relation to the subject matter of this Agreement, will be submitted to the Vancouver International Arbitration Centre (“VANIAC”), and will be finally resolved by confidential arbitration (“Arbitration”), conducted and resolved in accordance with and pursuant to the VANIAC International Commercial Arbitration Rules in effect on the date that the arbitration is initiated (“VANIAC Rules”) and the following:

(a)	VANIAC will be the appointing authority.

(b)	the Arbitration will be conducted by a single arbitrator (“Arbitrator”), in English, in Vancouver, British Columbia, Canada, which will be the legal seat of the Arbitration.

(c)	the Arbitrator will have full authority to grant interim, interlocutory, and equitable relief, including remedies having the same effect as injunctions and declarations; and

(d)	the decision of the Arbitrator will be final and binding, and all interim, interlocutory, and final decisions of the Arbitrator will be enforceable in the courts of the relevant jurisdictions pursuant to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

Naqi – Independent Contractor Agreement

IN WITNESS OF WHICH the Parties have duly executed this Agreement:

NAQI LOGIX INC.

By:
	Name:	Mark Godsy
	Title:	CEO

ALY SIDI

By:
	Name:	Aly Sidi
	Title:	Principal

Naqi – Independent Contractor Agreement

Schedule A

SERVICES TO BE PROVIDED

This role is to provide services as a Solutions Architect reporting to Mark Godsy.

The Contractor and or Sub-Contractor to the contractor on approval of the Company, will provide advice and expertise to the leadership team of Naqi Logix Inc. relevant to their efforts to develop and commercialize products, on an as-requested basis. This will include:

Expectations:

●	Strategic Planning: Contribute to development and implementation of the company’s technological vision and strategy. Ensure alignment with business objectives and market demands.

●	Promote Innovation: Drive innovation in product development, staying ahead of industry trends and emerging technologies to maintain a competitive edge.

●	Team Management: Lead, mentor, and inspire a team of engineers, developers, and IT professionals. Foster a culture of collaboration, continuous learning, and professional growth.

●	Project Oversight: Oversee the planning, execution, and delivery of major technical projects. Ensure projects are completed on time, within budget, and meet quality standards.

●	Stakeholder Collaboration: Collaborate with other departments, including marketing, sales, and customer support, to ensure seamless integration of technology solutions and achieve business goals.

●	Resource Management: Assist in managing the technology budget and resources, optimizing investments in hardware, software, and personnel

●	Risk Management: Identify and mitigate technological risks. Ensure the security, scalability, and reliability of all technology systems and processes.

●	Customer Focus: Maintain a strong understanding of customer needs and market dynamics to guide product development and enhance user experience.

●	Company IP: Ensure company IP is clearly documented and protected. Manage control of IP to support ongoing business operations and protection of assets value.

●	Company Support: Collaborate closely with the Leadership team. Clearly and candidly communicate status, risks, and work to find and deliver solutions that meet overall company goals and objectives. Support other members of the leadership team in meeting the company goals and objectives

●	Any other related duties and responsibilities of which the Company informs the incumbent as may be determined by the Company in its sole discretion.

SCHEDULE B

INTELLECTUAL CAPITAL PROTECTION AGREEMENT

This Agreement dated and effective as of May 1, 2026.

BETWEEN:

Naqi Logix Inc. (“Company”), with its registered office at 200 Granville St. #2820 Vancouver, BC V6C 1S4

AND:

Aly Sidi , (“Confidant”); at 1288 St Andrews Avenue, North Vancouver, BC V7L 4X7 Canada

Witnesses That Whereas:

A.	Company has engaged Confidant, whether directly or through an Affiliate or Principal, to provide Services for or on behalf of Company (“Engagement”).

B.	As a consequence of the Engagement, Confidant has had access and may obtain access to Company Intellectual Capital.

C.	It is a fundamental condition of the Engagement that Confidant accepts and complies with the terms and conditions set out in this Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company and Confidant acknowledge, agree, represent, and warrant as follows:

1.	Definitions - In this Agreement, unless specifically indicated otherwise:

“Affiliate” means a corporation, partnership, trust, or other person with which the Party is affiliated as that word is defined in the Business Corporations Act of British Columbia, or with whom the Party is not dealing at arm’s length as defined in the Income Tax Act of Canada.

“this Agreement” means this Intellectual Capital Protection Agreement.

“Business Information” means any kind of information, data, and knowledge that is used in or pertains to the business of a person, including accounting information, corporate strategies, personnel information, customer information, supplier information, marketing strategies, commercial activities, ideas, concepts, and Business Opportunities, excluding only Technical Information. “Company Business Information” means Business Information that is in the care, possession, custody, or control of Company, or of a third party on behalf of Company, including Business Information that is held or used by Company under license.

“Business Opportunity” and “Company Business Opportunity” have the meanings set out in Section 8.1.

“Company Business” means each and every business carried on by Company from time to time.

“Company Business Associate” has the meaning set out in Section 7.2.

“Company Products” means goods and services developed, made, sold, or otherwise commercialized from time to time by Company, Directly or Indirectly, or under license from Company.

“Company Technology” has the meaning set out in Section 10.3 and Schedule “A”.

“Confidant’s Country” means the country identified in Confidant’s address on the first page hereof.

“Developments” has the meaning set out in Section 6.1.

“Directly or Indirectly” and derivations of that word denote any activity that may be carried on by a person either independently or through any number of intervening third parties.

“Disclose” and derivations of that word denote the receipt or acquisition of information or material by one person from another, by any active or passive method or instrumentality, whether Directly or Indirectly.

“Effective Date” means the date first written above.

“Engagement” has the meaning set out in Recital A.

“Exempted Information” means information and material which:

(a)	before Disclosure to Confidant, shall have been in the possession of Confidant, or known by Confidant, on a lawful, unrestricted, and non-confidential basis; or

(b)	at the time of Disclosure to Confidant, shall have been generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis; or

(c)	after Disclosure to Confidant is: (i) made generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis; or (ii) obtained by a third party, and provided by that third party to Confidant, all on a lawful, unrestricted, and non-confidential basis.

“including” and derivations of that word denote examples of a general concept and are not intended to limit or restrict the meaning and scope of the general concept in any manner.

“Intellectual Capital” means all proprietary, quasi-proprietary, and intangible assets of a person from time to time, including Proprietary Information, Intellectual Property, know-how, relationships (business and employment), and Business Opportunities. “Company Intellectual Capital” means Intellectual Capital that is in the care, possession, custody, or control of Company or of a third party on behalf of Company, including Intellectual Capital held or used by Company under license.

“Intellectual Property” means all in rem forms of intellectual property recognized by law from time to time, including patents, trademarks, copyrights, industrial designs, integrated circuit topographies, mask works, design patents, utility models, petty patents, and goodwill, and the right to apply for and obtain any such rights. “Company Intellectual Property” means Intellectual Property that is owned (legally or beneficially) by Company, or in which Company holds rights or interests, including Intellectual Property held or used by Company under license.

“Party” means a party to this Agreement.

“Permitted Activities” means the activities that Confidant is authorized to carry on in relation to Company Intellectual Capital pursuant to Section 2.2.

“person” means any form of distinct individual, entity, or association recognized as a person by law or accounting principles.

“Personal Information” has the meaning assigned by applicable law, and includes information about any individual whose identity is apparent or can reasonably be ascertained from the information.

“Primary Contract” means the agreement(s) between Confidant (or an Affiliate or Principal of Confidant) and Company, which: (i) is separate from this Agreement, and (ii) establishes the Engagement. For example, “Primary Contract” may include any of the following categories of agreement: employment, consulting, services, advisory, investment, research, development, loan, supply, or license agreement.

“Proprietary Information” means information or material, however expressed, manifested, or stored, that is in the care, possession, custody or control of a person (or of a third party on behalf of a that person) and which is not generally available for public scrutiny on a lawful, unrestricted, and non-confidential basis, which may include information and material: (i) that is commonly called “trade secret”; (ii) that comprises, embodies, or reveals Business Information, Technical Information, or Business Opportunities; (iii) that comprises unique combinations of separate items, which individually may or may not be confidential; and (iv) that is Disclosed to a person or entity by a third party on a confidential basis or by way of license. “Company Proprietary Information” means Proprietary Information that is in the care, possession, custody, or control of Company or a third party on behalf of Company, including Proprietary Information held or used by Company under license.

“Purpose” denotes the purpose for which Confidant is permitted to access, hold, and/or interact with Company Intellectual Capital, namely: (i) to assess the desirability of working with Company; (ii) to consider, discuss, negotiate, and/or modify the terms and conditions of a Primary Contract; and (iii) to perform Services.

“Representative” means a person who provides services to or for the benefit of another person, including services provided in the capacity of a director, officer, employee, agent, or contractor.

“Services” denotes any activity that Confidant provides to Company, or to others on behalf of Company, whether Directly or Indirectly through an Affiliate, Principal, or otherwise, which may include any of the following: (i) serving as a director, officer, executive, advisor, or manager of Company; (ii) providing research, development, engineering, programming, or other technical services; (iii) promoting, or otherwise helping to advance a Company Business or a Company Product; (iv) supplying goods, services, information, or advice; (v) licensing rights or interests; (vi) providing strategic or financial advice; or (vii) acting as a representative, agent, or trustee.

“Tangibles” means physical material that embodies, contains, stores, or reveals Proprietary Information or Intellectual Property. “Company Tangibles” means Tangibles that are in the care, possession, custody, or control of Company or of a third party on behalf of Company, including Tangibles held or used by Company under lease or license.

“Technical Information” means any kind of information, data, development, and knowledge of a technical nature including inventions (whether or not patentable), technology (including the Company Technology identified in Schedule “A”), engineering, devices, prototypes, compositions of matter, chemical compositions, molecules, writings, designs, computer programs, discoveries, formulas, information, data, compilations, methods, techniques, end uses, processes, concepts, devices, reports, schematics, software, code, algorithms, drawings, diagrams, research, know-how, discoveries, improvements, enhancements, modifications, derivative works, ideas, and concepts. “Company Technical Information” means Technical Information that is in the care, possession, custody or control of Company, or of a third party on behalf of Company, including Technical Information that is held or used by Company under license.

2.	General Restrictions and Permissions

2.1.	Subject to the balance of this Agreement:

(a)	Confidant will receive and hold Company Proprietary Information in strict confidence;

(b)	Confidant will not access, hold, use, copy, exploit, or otherwise interact with any Company Intellectual Capital except for the exclusive benefit of the Company and in strict compliance with this Agreement; and

(c)	if Confidant receives a Disclosure of Personal Information from Confidant, Confidant will comply strictly with all laws and regulations in force from time to time that apply to that Personal Information.

2.2.	When Confidant receives access to Company Intellectual Capital pursuant to this Agreement or a Primary Contract, Confidant is authorized to carry on the following activities in good faith (“Permitted Activities”):

(a)	receive, hold, store, and analyze Company Intellectual Capital to the extent reasonably required by Confidant for the Purpose;

(b)	make and hold a limited number of copies of Company Intellectual Capital, provided that: (i) Confidant makes no more copies than are reasonably required for the Purpose (but in any event not more than five copies), and (ii) all such copies will be and be deemed to be Company Proprietary Information and/or Tangibles governed by this Agreement; and

(c)	Disclose Company Intellectual Capital to its Representatives as reasonably required for the Purpose, in compliance with Article 4 hereof.

2.3.	Confidant must not, Directly or Indirectly, access, hold, store, use, analyze, employ, Disclose, share, copy, commercialize, interact with, or take any benefit from, any Company Intellectual Capital except to the extent expressly permitted by this Agreement or by Company in writing.

2.4.	Confidant will not, Directly or Indirectly, permit, facilitate, or enable any third party, including its Affiliates and Representatives, to access, hold, store, use, analyze, employ, Disclose, copy, commercialize, interact with, or take any benefit from Company Intellectual Capital except as is reasonably required to assist Confidant to carry on the Permitted Activities for the Purpose, in good faith, and strict compliance with this Agreement.

2.5.	Confidant will be relieved from the obligation to treat particular information or material Disclosed to it by or on behalf of Company as Company Proprietary Information to the extent that Confidant first proves that the information or material is Exempted Information, provided that:

(a)	the relief will not apply to any information or material that is not so proven to be Exempted Information; and

(b)	the relief will apply only to the contractual obligations of Confidant under this Agreement that pertain to Company Proprietary Information and will not diminish any other rights or interests of Company under this Agreement, a Primary Contract, or at law.

2.6.	Confidant shall be liable to Company if any Company Intellectual Capital is dealt with by an Affiliate or Representative of Confidant, or by any other person or entity downstream from Confidant, in a manner that does not comply with the obligations imposed on Confidant under this Agreement. In any event, the amount of any indemnity shall not be greater than the confidant’s net revenue from the six (6) month engagement.

3.	Access and Custody

3.1.	Company may choose to Disclose, or not to Disclose, Company Intellectual Capital to Confidant, in its absolute discretion.

3.2.	As between the Parties:

(a)	all Company Intellectual Capital that is Disclosed to Confidant, and all rights and interests in, to, or associated with such Company Intellectual Capital, shall remain the exclusive legal and beneficial property of Company; and

(b)	Confidant will hold and use all Company Intellectual Capital in its possession or control from time to time for the exclusive benefit of Company.

3.3.	Nothing in this Agreement shall be construed as granting Confidant any license, rights or interests in or under any Company Intellectual Capital, other than permission to engage in Permitted Activities in strict compliance with this Agreement and any Primary Contract.

3.4.	Company Intellectual Capital is Disclosed to Confidant on an “as is” basis. The Company Group (individually and as a whole):

(a)	makes no representations or warranties as to the accuracy, completeness, adequacy, validity, or suitability for any purpose, of any Company Intellectual Capital; and

(b)	shall not be liable to Confidant, or to any person downstream from Confidant, on account of any errors or omissions in Company Intellectual Capital, or for the use of Company Intellectual Capital by Confidant or any such downstream party.

3.5.	Confidant will use conscientious, good faith efforts to protect Company Proprietary Information and Company Intellectual Property that is in Confidant’s care or control from unauthorized use, copying, access, and Disclosure.

3.6.	At the written request and option of Company, Confidant shall promptly:

(a)	return or destroy, as directed by Company, all Company Intellectual Capital that shall have been supplied to Confidant by or on behalf of Company, subject to subsection (b);

(b)	permanently delete or erase all Company Intellectual Capital from electronic, magnetic, optical, or other digital storage devices in Confidant’s possession or control;

(c)	use reasonably diligent efforts to ensure that anyone to whom Confidant Discloses Company Intellectual Capital takes the same measures referenced in Subsections (a) and (b); and

(d)	confirm in writing that the preceding provisions of this Section have been complied with.

3.7.	All Company Technical Information, Company Business Information, and Company Tangibles that may be Disclosed to Confidant will be presumed to be or contain Company Proprietary Information and/or Company Intellectual Property governed by this Agreement unless and until Confidant proves otherwise.

4.	Permitted Disclosure to Others

4.1.	Confidant may Disclose Company Proprietary Information conscientiously and in good faith in the following circumstances:

(a)	to its Representatives who need access to the Company Proprietary Information to the extent reasonably required by them to assist Confidant to carry on Permitted Activities in compliance with this Agreement;

(b)	to any person or entity that Company expressly authorizes in writing, subject to the terms and conditions set out in this Agreement and in the written authorization;

(c)	as may be compelled by applicable law within Confidant’s Country, provided that: (i) before making any such Disclosure, Confidant will give Company notice of the proposed Disclosure with full particulars; (ii) Confidant will only Disclose Company Proprietary Information to the extent required by law; and (iii) Confidant will make conscientious efforts to obtain an order, ruling, or covenant that confidential treatment will be afforded to Company Proprietary Information that is so Disclosed;

(d)	to legal counsel and other professionals who assist Confidant in connection with: (i) this Agreement or a Primary Contract; or (ii) a dispute or potential dispute that that may arise in relation to this Agreement or a Primary Contract; provided in either case that they are first notified of this Agreement.

4.2.	Confidant shall ensure that each of its Representatives to whom it Discloses Company Intellectual Capital agrees in writing to hold and use Company Intellectual Capital under the same, or substantially similar, obligations imposed by this Agreement. Company may demand in writing that any or all Representatives of Confidant enter Agreements substantially in the form of this Agreement, and Confidant will use best efforts to cause that to happen promptly. If the Representative/s in question fail to sign and return such Agreement/s within 10 business days, that will be considered to be a breach of this Agreement and any Primary Contract between Company and Confidant.

5.	Company Tangibles

5.1.	As between the Parties, ownership of all legal and beneficial rights and interests in Company Tangibles, including personal property rights, will at all times be vested in Company and will not pass to the Confidant.

5.2.	All of the obligations set out above in Articles 1 through 4 apply equally to Company Tangibles, mutatis mutandis.

6.	Developments

6.1.	In this Agreement, “Developments” means all tangible and intangible information, material, and work product that may be made, compiled, generated, or acquired by Confidant, whether individually or in concert with others, that embodies, incorporates, improves, enhances, upgrades, updates, supplements, derives from, or is based on any Company Technical Information, or that may be produced by or for Confidant pursuant to a Primary Contract.

6.2.	Except to the extent that the Parties expressly agree otherwise in writing, all Intellectual Capital in, to, or associated with Developments is, and will be, owned:

(a)	on the basis that is expressly and unequivocally stipulated in an applicable Primary Contract;

(b)	if ownership of particular Developments is not expressly and unequivocally stipulated in a Primary Contract, then, all Intellectual Capital associated with such Developments will be owned exclusively by, or as directed by, Company.

6.3.	Confidant will conscientiously, promptly, and in good faith take all steps reasonably requested by Company to effect, vest, register, record or otherwise perfect the ownership interests determined under the foregoing Section, which will include executing and delivering all documents that may be reasonably stipulated by Company.

6.4.	To the extent that any Developments shall have been generated but are not formally transferred to or as directed by Company, then, Confidant declares and agrees that it holds and will continue hold them, and all associated Intellectual Capital, in trust for the exclusive benefit of Company until Company directs Confidant to transfer such items.

6.5.	Confidant hereby irrevocably nominates, constitutes, and appoints each of Company’s CEO, CTO, COO, President, Secretary and Treasurer, from time to time, as Confidant’s agent and attorney-in-fact, coupled with an interest, to execute, sign, complete, file, and prosecute any and all instruments that may be considered necessary or desirable by those individuals for the purpose of effecting, vesting, registering, recording or otherwise perfecting Company’s ownership interests in Developments, with full power of substitution. This power of attorney shall survive the death or incapacity of Confidant.

6.6.	Confidant hereby waives unconditionally any and all “moral rights” that Confidant may have or acquire in Developments, including the rights of attribution and integrity.

7.	Protected Relationships

7.1.	While any Permitted Activities are continuing, and for 18 months after that, Confidant will not, Directly or Indirectly:

(a)	induce or encourage any Representative of Company to leave his or her employment or to terminate his or her contract with Company;

(b)	employ, hire, retain, or partner with any Representative of Company, or assist any third party to employ, hire, retain, or partner with any Representative of Company, whether as an employee, consultant, contractor, investor, or otherwise; or

(c)	undermine the relationship between Company and any of its Representatives in any other manner.

7.2.	In this Agreement, “Company Business Associate” means a third party with whom Company has a business relationship, or is actively negotiating a business relationship, including suppliers, customers, partners, investors, and joint venture associates.

7.3.	While any Permitted activities are continuing, and for, and for eighteen (18) months after that, Confidant agrees not to attempt, Directly or Indirectly, to undermine the relationship between Company and a Company Business Associate, which may include causing or influencing a Company Business Associate to:

(a)	cease dealing or trading with Company, or to change the manner in which the Company Business Associate deals or trades with Company;

(b)	lose confidence in Company, a Company Business, or a Company Product; or

(c)	deal or trade with Confidant, or with any other person, in preference to Company.

8.	Company Business Opportunities

8.1.	In this Agreement:

(a)	“Business Opportunity” means a business opportunity that: (i) a person or entity Discloses to another person or entity, and (ii) the other person or entity is not actively seeking to exploit at the time of the Disclosure (subject to Section 8.2); and

(b)	“Company Business Opportunity” means a Business Opportunity Disclosed by Company to Confidant.

8.2.	If Confidant wishes to invoke the benefit of Subsection 8.1 (a) (i) (by asserting that Confidant was actively seeking to exploit it at the time that Company Disclosed it to Confidant), then, within two business days after Disclosure, Confidant must give Company written notice that accurately and completely sets out the relevant facts supporting Confidant’s assertion, which must include documentary evidence proving that Confidant was actively seeking to exploit that business opportunity at the time. If Confidant fails to provide such notice, then, the Business Opportunity in question will be irrevocably deemed to be a Company Business Opportunity subject to the restrictions set out herein.

8.3.	While any Permitted Activities are continuing, and for eighteen (18) months after that, Confidant will not, Directly or Indirectly:

(a)	deal directly with any person connected with a Company Business Opportunity for the purpose of exploiting that Company Business Opportunity;

(b)	seek to acquire or exploit a Company Business Opportunity for Confidant’s own benefit or for the benefit of any third party;

(c)	acquire ownership of, or rights under, any asset that is the subject of a Company Business Opportunity for Confidant’s own benefit or for the benefit of any third party; or

(d)	assist or encourage any third party to do any of the foregoing.

9.	Good Faith

9.1.	Confidant acknowledges and agrees that the Company Group will be Disclosing Company Intellectual Capital to Confidant for a commercial purpose. Confidant will observe and perform all its obligations, and exercise its rights, hereunder in good faith in furtherance of the Purpose.

9.2.	While any Permitted Activities are continuing, and for three years after that:

(a)	Confidant will not attempt to utilize or take any benefit from any Company Intellectual Capital except in Collaboration with Company.

(b)	Confidant will not, Directly, or Indirectly, assist or encourage any other person to use or take the benefit of any Company Intellectual Capital except pursuant to a written agreement with Company; and

(c)	Confidant shall not, Directly or Indirectly, acquire any interest in, or develop, design, create, manufacture, sell or otherwise deal with any item or product, that contains, is based on, or is derived from any Company Proprietary Information, Company Intellectual Property, or Company Product, or that improves, upgrades, enhances, replaces, duplicates, simulates, or supplements any Company Proprietary Information, Company Intellectual Property, or Company Product, except as may be expressly agreed by Company in writing.

10.	Non-Competition

10.1.	Confidant acknowledges and agrees that:

(a)	the Company Group has acquired and developed substantial experience, knowledge, skill, and know-how relating to the Company Business, Company Products, and Company Proprietary Information, which gives the Company Group a significant advantage over other operators, developers, and suppliers of similar businesses, products, and services;

(b)	engaging in Permitted Activities is likely to enhance the capability of Confidant to develop a technology that competes with the Company Products or operate a business that competes with the Company Business; and

(c)	the obligations set out in Section 10.1 below are fair and reasonable to safeguard Company’s competitive position.

10.2.	Subject to Section 10.3, while any Permitted Activities are continuing, and for 18 months after that, Confidant will not, Directly or Indirectly:

(a)	research, develop, operate, manufacture, have manufactured, sell, or offer to sell, any business, product, or service that is competitive with any Company Business, Company Products, or Company Technology (as defined in Subsection 10.3 (a));

(b)	participate in, acquire equity in (or a right to acquire equity in) or give any other type of assistance (including financial assistance) to, any business or other operation that is in any way competitive with the Company Business, or that serves the same market as Company Products, or that researches, develops, designs, manufactures, sells, licenses, or offers to sell or license any product or service that is competitive with any Company Product or any Company Technology; or

(c)	assist any other person to do so;

in Confidant’s Country, North America, the European Community, the United Kingdom, China, Japan, Australia, Singapore, Republic of Korea, Taiwan, or anywhere else in the world.

10.3.	For the sake of clarity:

(a)	“Company Technology” means technology and products as identified in Schedule “A”;

(b)	Regardless of anything else in this Agreement, an individual (e.g. a Representative) may be employed or engaged by a corporation that engages in a broad range of businesses or sells a broad range of products, which may include businesses or products that are competitive with a Company Business or a Company Product, on the following conditions:

(i)	the individual must not own or have the right to acquire more than 0.1% of the shares of the corporation, whether Directly or Indirectly;

(ii)	the individual and the corporation must first enter a written agreement with Company in which they covenant that the individual will not have any Direct or Indirect involvement in any activity of the Corporation that would otherwise cause Confidant to violate Subsection 10.2 (a), using a form of agreement specified by Company, acting reasonably;

(iii)	in any event, the balance of this Agreement will continue to apply without any diminishment.

11.	Third Party Intellectual Capital

11.1.	Confidant acknowledges that Company does not want to misuse, misappropriate, violate or infringe the Intellectual Capital of any third party. Confidant, its Affiliates, and Representatives will not do anything that causes Company to engage in any of those activities.

11.2.	For greater certainty, Confidant, its Affiliates, and Representatives will not:

(a)	Disclose or make available to Company the Proprietary Information of any third party;

(b)	supply to Company any information, material, or work-product that misuses, misappropriates, violates or infringes any Intellectual Capital of any third party; or

(c)	engage in any activity on behalf of Company that misuses, misappropriates, violates or infringes any Intellectual Capital of any third party.

12.	Identifying and Redressing Defaults

12.1.	In the event Confidant becomes aware of a breach or deemed breach of this Agreement that has, or poses the risk of having, a materially negative impact on any Company Intellectual Capital, Confidant shall promptly:

(a)	give written notice to Company with the full particulars of that event; and

(b)	take reasonable steps to mitigate the effects of that event.

12.2.	Whether or not there is reason to believe that Confidant may be in breach of this Agreement, Confidant will permit Company or its Representatives to:

(a)	enter any premises where Confidant or any of its Representatives may be using or storing Company Intellectual Capital; and

(b)	inspect facilities where Confidant, any Representative of Confidant, or any third party on behalf of Confidant or a Representative of Confidant stores, holds, copies, or utilizes Company Intellectual Capital, including computers and other electronic storage devices;

as may be requested by Company for the purpose of ascertaining whether Confidant and its Representatives are complying with their obligations under this Agreement. This right of inspection may only be exercised during normal business hours of operation after Company has given Confidant at least two business days advance written notice of its intention to conduct the inspection. Company and its Representatives will respect the confidentiality of Confidant’s Proprietary Information to which they are exposed under this Section.

12.3.	Confidant acknowledges that a breach of this Agreement by Confidant, its Representatives, or its Affiliates will cause irreparable harm to Company, and that ordinary damages will not be an adequate remedy for such harm. Therefore, Company may, in the discretion of a court of competent jurisdiction or an arbitration panel constituted under Section 13.2, be entitled to specific performance, injunctive relief, and other equitable relief, for such breach, on an interim, interlocutory and/or permanent basis. Such rights and remedies shall be in addition to all other rights and remedies to which Company (and/or any other Company Companies) may be entitled at law or in equity.

12.4.	Unless otherwise expressly provided in this Agreement, Company’s rights and remedies specified in this Agreement are cumulative and are not exclusive of any other rights or remedies to which Company and its Affiliates may otherwise be entitled.

13.	Governing Law/Dispute Resolution

13.1.	The laws of British Columbia, Canada, will govern the interpretation, validity and enforceability of this Agreement, the relationship of the parties under this Agreement, and the conduct of the parties in relation to the subject matter of this Agreement.

13.2.	The parties agree that, subject to Section 12.4, all disputes, controversies, and disagreements that may arise under or in connection with: (i) this Agreement, (ii) a breach of this Agreement, or (iii) in relation to the activities contemplated herein, (iv) the interpretation, validity or enforceability of this Agreement, (v) the relationship of the parties under this Agreement, or (vi) the conduct of the parties in relation to the subject matter of this Agreement, will be submitted to the Vancouver International Arbitration Centre (“VIAC”), and will be finally resolved by confidential arbitration (“Arbitration”). The Arbitration will be conducted on the following basis:

(a)	the Arbitration will be conducted and resolved in accordance with and pursuant to the VIAC Domestic Arbitration Rules in effect on the date that the arbitration is initiated (the “VIAC Rules”);

(b)	the appointing authority shall be VIAC;

(c)	the Arbitration will be conducted by one arbitrator (“Arbitrator”), in English, in Vancouver, British Columbia, which will be the legal seat of the Arbitration;

(d)	the Arbitrator will have full authority to grant interim, interlocutory, and equitable relief, including remedies having the same effect as injunctions and declarations;

(e)	if the subject matter of a dispute, controversy, and/or disagreement also involves a Primary Contract, or any other legal right, obligation, or liability that is not specifically addressed in this Agreement, then, the Parties agree to incorporate all such matters within the Arbitration for definitive resolution by the Arbitrator; and

(f)	the decision of the Arbitrator will be final and binding, and all interim, interlocutory, and final decisions of the Arbitrator will be enforceable in the courts of the relevant jurisdictions pursuant to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

14.	Miscellaneous

14.1.	Confidant shall not communicate with any news media or issue any press release or other non-confidential communication with respect to the subject matter of this Agreement or any aspect thereof, without receiving prior written permission from Company to do so. Except to the extent expressly permitted elsewhere in this Agreement, Confidant will not make any reference to Company, or any Representative or Affiliate of Company (including any names, trademarks, logos or other visual identity indicators of the Representatives or Affiliates), or to this Agreement, in any non-confidential communication, including any advertisement or promotion of any kind whatsoever.

14.2.	This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. No change or modification of this Agreement shall be valid unless it is in writing and signed by the parties.

14.3.	If the Parties do enter into one or more Primary Contracts, such Primary Contract(s) will not supersede, take priority over, or modify this Agreement except to the extent that a Primary Contract expressly and unequivocally: (i) refers to this Agreement, (ii) stipulates that the Primary Contract supersedes, takes priority over, or modifies this Agreement, and (iii) specifies the manner in which the Primary Contract supersedes, takes priority over, or modifies this Agreement. For greater certainty, a clause that generally purports to supersede all other contracts and arrangements will not supersede or modify this Agreement, and if the Primary Contract involves any Intellectual Capital, this Agreement will apply equally to that Intellectual Capital.

14.4.	The headings of the sections of this Agreement are inserted for convenience only and do not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

14.5.	All provisions of this Agreement which expressly or by their nature survive the termination of this Agreement will continue in full force and effect after any termination of this Agreement, including any obligations regarding use or disclosure of Company Proprietary Information and Company Intellectual Property.

14.6.	The confidentiality obligations of Confidant under this Agreement shall continue until the date that is fifteen years after the date that Confidant ceases to carry on any Permitted Activities.

14.7.	Confidant will promptly execute and deliver any further agreements and documents, and provide any further assurances, undertakings and information, as may be reasonably requested by Company to give effect to the intention expressed in this Agreement and, without limiting the generality of this section, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents so requested.

14.8.	Each section and obligation set out in this Agreement is distinct and severable. If any section or obligation of this Agreement, in whole or in part, is determined by any court of competent jurisdiction or arbitration panel to be illegal, invalid, void, voidable or unenforceable in any jurisdiction, then, the illegality, invalidity or unenforceability of that section or obligation, in whole or in part, will not affect:

(a)	the legality, validity or enforceability of the remaining sections and obligations set out in this Agreement, in whole or in part; or

(b)	the legality, validity or enforceability of that section or obligation, in whole or in part, in Confidant’s Country or any other jurisdiction.

14.9.	This Agreement may be executed in one or more counterparts and may be executed and delivered by facsimile or electronic mail and all the counterparts taken together constitute one and the same instrument and is effective when each of the parties has signed a copy of it, whether the same or different copies.

14.10.	All notices or other communications between the Parties under this Agreement must be in writing and given to an officer of the recipient Party either personally (including by courier) or by email, at the address and last known email for each Party set out below or at any other address or email or to the attention of any other officer of which a Party notifies the other Party in accordance with this Section:

Naqi Logix Inc.	Aly Sidi

Address: Suite 3000, Bentall Four, 1055 Dunsmuir Street, Vancouver, BC V7X 1K8 Canada	Address: 1288 St Andrews Avenue, North Vancouver, BC V7L 4X7 Canada

14.11	All notices or other communications will be considered given when in the case of personal delivery or delivery by courier, when delivered or via email to the last known email address The Parties have signed this Agreement with the intention of making it legally binding as of the Effective Date under the signature of their proper signing officers.

The Parties have signed this Agreement with the intention of making it legally binding as of the Effective Date under the signature of their proper signing officers.

Aly Sidi		Naqi Logix Inc.

By:		By:
	Aly Sidi , Principal		Mark Godsy, Chief Executive Officer

SCHEDULE “A”

COMPANY TECHNOLOGY

Researching, developing, inventing, producing, marketing, products, systems, methods, software, hardware, apparatus, devices, data and equipment that perform any or all of the following functions:

Wearable, attached or detached computerized electronic software, hardware, systems, services and devices that enable hands-free, look-free, and voice-free biosignal-controlled headsets and earbuds using electroencephalographic (EEG) sensors, electromyographic (EMG) sensors, inner ear pressure sensors, inner ear tactile pressure sensors, microgesture sensors, pressure sensors, gyroscopic sensors, accelerometer sensors, magnetic sensors, and global positioning (GPS) sensors for remote monitoring, controlling devices, transmission, reception and controlling of information and commands.

All technologies and technological assets developed, invented, authored, generated, compiled or acquired in conjunction with any or all of the foregoing, or that address or compete with the same kinds of functions.

SCHEDULE C
LIST OF PRIOR INVENTIONS

Title	Date	Identifying Number or Brief Description

_________ No Prior Inventions

_________ Additional sheets attached

Dated this 1st day of May 2026.

Consultant Signature

ALY SIDI